Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 July 17, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



            Re:                    FT 8822
                  Precious Metals Select Portfolio, Series 45
                                 (the "Trust")
                      CIK No. 1811592 File No. 333-239502
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. THE STAFF NOTES THAT THE DISCLOSURE PROVIDES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS OF METALS AND MINING COMPANIES AND
SHARES ISSUED BY ETFS WHICH "ARE DESIGNED TO TRACK GOLD, SILVER AND OTHER PRECIOUS METALS." PLEASE CLARIFY WHETHER THE ETFS HELD BY THE TRUST TRACK AN INDEX OR HOLD BASKETS OF PRECIOUS METALS.

      Response: All of the ETFs in the Trust's portfolio hold baskets of precious metals and do not track an index. In accordance with the Staff's comment, the referenced disclosure will be replaced with the following in each instance it appears in the prospectus:

         "...which hold physical gold, silver and other precious metals."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                            Very truly yours,

                                            CHAPMAN AND CUTLER LLP


                                            By /s/ Daniel J. Fallon
                                               ____________________
                                               Daniel J. Fallon